SUN CAPITAL ADVISERS TRUST
One Sun Life Executive Park
Wellesley Hills, MA 02481

February 28, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sun Capital Advisers Trust (the “Trust”)
File Nos. 333-59039; 811-08879

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a)(1) thereunder; (ii) the Investment Company Act of 1940, as amended (the “1940 Act”); and (iii) Rule 101(a) of Regulation S-T, is post-effective amendment No. 29 (amendment No. 30 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”).  The Amendment includes an Initial Class Prospectus and a Service Class Prospectus for the Sun Capital Global Real Estate Fund (the “Fund”), a combined Statement of Additional Information for the Initial Class and Service Class shares for each of the Trust’s 22 funds, including the Initial Class and Service Class of the Fund, and Part C.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of reflecting the anticipated appointment of Massachusetts Financial Services Company as subadviser for the Fund, which appointment is expected to become effective May 1, 2011 subject to approval by shareholders of the Fund.  The Amendment is intended to become effective on May 1, 2011.  Prior to the effective date, the Trust intends to file an amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of: (i) effecting the annual update of the Trust’s registration statement with respect to all series of the Trust, including adding audited financial statements as of December 31, 2010 with respect to all existing series of the Trust; and (ii) including the consent of the trust’s auditors to incorporation of their report on all such funds’ audited financial statements for periods ending December 31, 2010.  If you have any questions or comments concerning the Amendment, please contact Christopher P. Harvey, Esq. at (617) 728-7167 or Kathryn Cohen at (617) 728-7165, counsel to the Trust.

Sincerely,

/s/ Maura A. Murphy, Esq.

Maura A. Murphy, Esq.

Enclosures

cc:           Ms. Rebecca Marquigny, Esq. (Division of Investment Management)